EUROSPORT ACTIVE WORLD CORPORATION

3250 Mary St., # 303

Miami, Florida 33133

July 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:

EUROSPORT ACTIVE WORLD CORPORATION

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-207333

Ladies and Gentlemen:

EUROSPORT ACTIVE WORLD CORPORATION, a Florida corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests the immediate withdrawal of the Registration Statement on Form S-1 (File No. 333-207333), which was filed with the Securities and Exchange Commission (the "Commission") on October 7, 2015 and amended by Amendment No. 1 on February 16, 2016, together with all exhibits thereto (the “Registration Statement”).

The Company is withdrawing the Registration Statement because its prior registered public accounting firm did not provide the required audited financials for the previous Registration Statement in time, and the Company has since engaged a new registered public accounting firm.

 The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

None of the securities covered by the Registration Statement have been sold and the Registration Statement was never declared effective.

If you have any questions regarding this application for withdrawal, please contact either me or the Company’s securities attorney Laura Anthony, Esq. of Legal & Compliance, LLC at (561) 514-0936 or lanthony@legalandcompliance.com.

Very Truly Yours,

EUROSPORT ACTIVE WORLD CORPORATION

By: /s/Ralph Hofmeier

Ralph Hofmeier

Chief Executive Officer